UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-10351

Potash Corporation of Saskatchewan Inc.

(Exact name of registrant as specified in its charter)

Suite 500, 122 – 1st Avenue South

Saskatoon, Saskatchewan, Canada S7K 7G3

(306) 933-8500

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Shares, No Par Value

6.500% Notes due 2019

4.875% Notes due 2020

3.625% Notes due 2024

3.000% Notes due 2025

4.000% Notes due 2026

5.875% Notes due 2036

5.625% Notes due 2040

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provisions(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:

Common Shares, No Par Value – 1 holder

6.500% Notes due 2019 – 50 holders

4.875% Notes due 2020 – 63 holders

3.625% Notes due 2024 – 62 holders

3.000% Notes due 2025 – 49 holders

4.000% Notes due 2026 – 48 holders

5.875% Notes due 2036 – 45 holders

5.625% Notes due 2040 – 34 holders

Pursuant to the requirements of the Securities Exchange Act of 1934, Potash Corporation of Saskatchewan Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: January 12, 2018	By:	/s/ Joseph A. Podwika
	Name:	Joseph A. Podwika
	Title:	Senior Vice President, General Counsel and Secretary